U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Magic Communications, Inc.
                 (Name of Small Business Issuer in its charter)


                Delaware                            13-3926203
      (State or other jurisdiction of     (I.R.S. Employer Identification No.)
       incorporation or organization)


                     5 West Main Street, Elmsford, NY              10523
               (Address of principal executive offices)         (Zip Code)


                    Issuer's telephone number: (914) 345-0800


Securities to be registered under Section 12(b) of the Act:

Title of each class     Name of each exchange on which
to be so registered     each class is to be registered

Not Applicable          Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.0001 per share
(Title of class)



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                           FORWARD LOOKING STATEMENTS

THIS FORM 10-SB12G AND OTHER STATEMENTS ISSUED OR MADE FROM TIME TO TIME BY MAGIC COMMUNICATIONS, INC. (HEREINAFTER REFERRED TO AS "MCI" AND/OR THE "COMPANY") OR ITS REPRESENTATIVES CONTAIN STATEMENTS WHICH MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FIFTEEN U.S.C.A. SECTIONS 77Z-2 AND 78U-5 (SUPP.
1996). THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF MCI AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. READERS OF THIS DOCUMENT AND PROSPECTIVE PURCHASERS OF THE COMPANY'S SECURITIES ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS ARE SET FORTH IN THE SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS TO REFLECT CHANGED ASSUMPTIONS, THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES TO FUTURE OPERATING RESULTS OVER TIME.

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RISK FACTORS

1.       Control by Principal Shareholders, Officers and Directors

         The Company's principal shareholders, officers and directors will beneficially own approximately ten percent (10%) of the Company's Common Stock. As a result, such persons may have the ability to control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing change in control of the Company. See "Principal Stockholders."

2.       Limited Working Capital, Need for Investment

         As of September 30, 2002, the Company had $11,864 in current assets and $85,208 in current liabilities for current asset deficit of ($73,344). During October, 2002, in an effort to make it more attractive to potential investors, the Company reincorporated in Delaware and increased the number of shares which it is authorized to issue from 200 shares without par value to 50,000,000 shares of Common Stock, par value $.0001 per share and 1,000,000 shares of undesignated preferred stock, par value $.0001 per share. The Company is also voluntarily registering its common stock under the Securities Exchange Act of 1934, as amended, in order to make the Company more attractive to potential investors. However, no assurance can be given that the Company's efforts to restructure itself will allow it to raise sufficient funds to expand its operations.

3.       Questionable Market

         The Company is engaged in the business of marketing pay telephones to location operators such as stores and shopping malls. Pay phone usage has decreased in recent years due to the widespread use of cellular phones. Until recently pay phones were generally owned by the local or regional telephone companies and there were no businesses such as the Company's. One may conclude that the business opportunity that is presented by the Company's business has been abandoned to it by the telephone companies because they have concluded that the economic returns that are offered in the Company's market do not justify the costs. This would raise serious questions as to whether the Company can operate profitably.

4. Reliance on a Limited Number of Phone Service Providers - Availability of Pay Phones

         The Company's pay phones are provided through a limited number of manufacturers and are configured for use with a particular phone service provider's long distance service. The Company's rate sharing arrangements with long distance service providers are responsible for a significant portion of its revenues. If the Company's current long distance service provider, Quest, were to cease offering rate sharing agreements to the Company or were to materially alter its terms, the Company would be required to find a new long distance provider. No assurance is given that it could do so on acceptable or on any terms. The Company believes that the name recognition and reputation of Quest is an important part of its marketing strategy and any substitute provider might not give the Company those advantages. Furthermore, if the Company were to report large profits, Quest may review the Company's reports as filed with the Securities and Exchange Commission and determine to enter the business as a direct competitor of the Company. In addition, manufacturers of pay phones may go out of business or cease to offer phones to the Company at historical price levels. Any of these developments could adversely effect the Company's ability to operate.

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5.       Regulation of Penny Stocks

         The Company's securities, if and when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

         Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker- dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

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6.       Intense Competition

         The Company is offering pay phones to retail locations. The Company's operations face competition from both local and regional carriers as well as other independent coin phone operators. In another sense, private land line telephones in houses and business as well as cellular phones compete with the Company's offerings. Many of the companies competing with the Company have substantial resources in terms of manpower and finances while others offer technologies which the Company does not offer.

7.       Regulated Industry

         Despite the deregulation trend of the 1980's and 1990's the telecommunications industry remains subject to regulation by the Federal and State governments. While the Company believes that it complies with all existing regulations, these regulations could be altered or new ones could be enacted that have an adverse effect on the Company's business.


8.       Dependence upon Management; Limited Participation of Management

         The Company currently has three individuals who are serving as its officers and directors and its success will be largely dependant on the efforts of these individuals.

9.       Lack of Continuity in Management

         The Company does not have an employment agreement with any of its officers and directors, and as a result, there is no assurance that they will continue to manage the Company in the future. A decision to resign by any officer or director can occur without the vote or consent of the stockholders of the Company.

10.       Indemnification of Officers and Directors

         The Company's Articles of Incorporation and applicable Delaware Law provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

11.      Director's Liability Limited

         The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

12.      No Foreseeable Dividends

         The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. Accordingly, any return to investors in the Company's stock would only occur if the Company were successful in initiating a trading market. The Company may not ever be successful in initiating a trading market for the common stock.

13.      No Public Market Exists

         There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

14.      Rule 144 Sales

         All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.

         As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or, if applicable, the alternative of the average weekly trading volume during the four calendar weeks prior to the filing of a Form 144 with the Securities and Exchange Commission. This alternative is not available to Company shareholders and will remain unavailable even if Company shares are quoted on the OTCBB because the OTCBB is not an "automated quotation system" and accordingly market based volume limitations are not available for securities quoted only over the OTCBB. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. All of the total 2,500,000 shares of common stock held by present stockholders of the Company which were, for purposes of Rule 144, issued more than one year ago are presently available for resales under Rule 144.

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15.      Blue Sky Considerations

         Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

                                     PART I

ITEM I.  DESCRIPTION OF BUSINESS

General

         The Company was originally formed as a New York corporation on January 16, 1997 (and reincorporated as a Delaware corporation in November 2002) for the purpose of offering Internet kiosks where the public could access the Internet for a fee. The Company did not develop that business and currently engages in the business of contracting with various locations such as malls, gas stations, stores and office buildings to install pay phones that are an alternative to those provided by the primary local service provider (Verizon). The Company places its phones by offering larger payments to the store owner or property owner than Verizon pays to retail location operators. The Company realizes net revenues through the difference between what is in the coin box when it is emptied and what it must pay to Verizon. These revenues are principally comprised of (i) the difference between the cost of local calls and the amounts the Company pays to Verizon; (ii) the allowance (currently approximately 18%) that Quest allows the Company to retain on long distance calls; and (iii) a payment of $0.25 to the Company by or through Verizon for each toll free (i.e. "800" number) call made on the Company's phones. The Company's expenses include the marketing expense to place telephones, the cost of the phones and phone maintenance.

         As of September 30, 2002, the Company had approximately 150 pay phones placed in locations in the New York metropolitan area. These phones are marketed through the Company's own employees.

         The Company hopes to raise funds through a private equity offering to be able to increase its marketing effort so that it will have a sufficient number of phones in operation to be able to earn a profit. No assurance is given that the Company can accomplish this objective. The Company is filing this Registration Statement because Management believes that as a reporting Company with the potential of trading on the NASD Electronic Bulletin Board ("OTCBB") or on the proposed BBX market, the Company will be better able to attract investment capital. No assurance is given that investment capital can be raised.

         The Company currently purchases its phones from North Atlantic Marketing. The price for phones in the twelve month period ending september 30, 2002 averaged $ 1,200.

Competition

         The Company expects to encounter substantial competition in its efforts to locate pay telephones from both the local telephone company (Verizon) and from other pay phone operators such as the Company. Many of these entities have greater experience, resources and managerial capabilities than the Company. The Company intends to compete primarily on the terms that it offers to location owners. The Company's ability to place phones and the revenues derived from each phone may be impaired by a general perception on the part of many consumers that independent coin phone companies, such as the Company, charge higher rates to consumers. The Company does not believe that this perception is accurate as to the services that it provides.

Employees

         The Company currently has 1 full and 1 part time employee. Its full time employee is engaged in sales and marketing, and a service technician is employed part time. The Company's employees do not have any collective bargaining agreement and management believes that the Company's relations with its employees are satisfactory.

Recent Reorganization

         During November, 2002, the Company effected a reincorporation merger to change its state of incorporation from New York to Delaware. In connection with the reincorporation, each outstanding share of the New York predecessor corporation which was merged with and into the Company, was changed into 2,500,000 shares of the Company. The Company effected the reincorporation merger because management believes that Delaware corporations are more attractive to potential investors. Under New York law, officers, directors and the ten largest shareholders of a corporation are personally liable for employee wages.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Year ended December 31, 2000 vs. Year ended December 31, 2001

         Sales decreased from $341,652 in the year ended December 31, 2000 to $258,080 in the year ended December 31, 2001 due to increased use of cellular phones. Cost of sales as a percentage of sales remained 52% in the years ended December 31, 2000 and 2001. As a result of decreased sales and higher cost of sales as a percentage of sales, gross profit decreased from $162,820 to $122,787 or approximately 24%. Since gross profit decreased while administrative costs remained fairly constant, the Company's net loss increased from ($1,245) in the year ended December 31, 2000 to ($43,407) in the year ended December 31, 2001.

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Nine Months ended September 30, 2001 vs. Nine Months ended September 30, 2002

         Sales decreased from $213,836 in the nine months ended September 30, 2001 to $181,249 in the nine months ended September 30, 2002 or 15% due to an increase of usage of cellular telephones. Cost of sales as a percentage of sales increased from 47% to 62%. As a result of decreased sales and higher cost of sales as a percentage of sales, gross profit decreased from $112,914 in the 2001 period to a $69,021 in the 2002 period. However, the Company was able to reduce operating expenses from $121,825 in the period ended September 30, 2001 to $64,486 in the period ended September 30, 2002, a decrease of $57,339 or 47%. As a result of the foregoing, the Company's net income for the 2002 period was $4,535 as compared to a net loss of ($8,911) in the 2001 period.

Liquidity and Capital Resources

         On September 30, 2002 the Company had on hand approximately $11,864. In the opinion of Management, these assets will not be sufficient to enable the Company to affect this registration under the Exchange Act and file periodic reports until such time as it is able to generate revenues cash flow from its operations. The Company will rely on funding by management to fund operations until such time.


ITEM III.         DESCRIPTION OF PROPERTY

         The Company currently leases 350 square feet of office space pursuant to a 2 year lease expiring on January 2004 with 1 year renewal options. The Company believes that its offices are sufficient for its current and short term anticipated needs and that similar space is available in the general vicinity of its offices for similar prices should the need arise.

ITEM IV. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of September 30, 2002, as adjusted for the reincorporation merger into the Delaware corporation effected in November 2002, information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

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Name and Address of Beneficial       Number of Shares        Percentage of Class
-------------------------------      -----------------       -------------------
            Owner 1                 Beneficially Owned 2
            -------                 --------------------

Maureen Rogers                          740,000 3                    24.67%

Stephen D. Rogers                       250,000 4                     9.09%

Edwin Osias                                 100                          *

Boulder Hill, Inc.                      240,000 6                     9.60%

Karen Glenn                             240,000                       9.60%

All officers and directors as a
group (3 persons)                       990,100 5                    30.46%

* Represents less than 1% of all outstanding shares of common stock.
1 The address for each person is c/o Magic Communications, Inc., 5 West Main Street, Elmsford, New York 10523.
2 Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.
3 Includes 500,000 options issued in accordance with 2002 Non-Statutory Stock Option Plan.
4 Represents 250,000 options issued in accordance with 2002 Non-Statutory Stock Option Plan.
5 Includes the aggregate of 750,000 options referred to in footnotes 2 and 3 above.
6 Boulder Hill, Inc. is a New York Corporation formed in March, 1998 and its sole shareholder is Georgia Rogers.

         Management has no plans to issue any additional securities to management, promoters or their affiliates or associates and will do so only if such issuance is in the best interests of shareholders of the Company and complies with all applicable federal and state securities rules and regulations.

ITEM V.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and executive officers currently serving the Company are as follows:

          Name                 Age             Position Held and Tenure

Stephen D. Rogers               53      President and a Director since inception
Maureen Rogers                  47      Vice President, Secretary and a Director
                                        since inception
Edwin Osias                     56      Director

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     The directors named above will serve until the first annual meeting of the
Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.


Biographical Information

STEPHEN D. ROGERS, President, has been in the communications business since 1997 along with his wife Maureen. He has installed and maintained hundreds of Public Pay Phones and public access equipment including Internet kiosks in hotels, hospitals, truck stops and multiple other locations. Prior to working in the communication field, Mr. Rogers was a principal and founder in Magic Restaurants, and its subsidiaries from September 1985 until December 1994, which owned and operated over 30 restaurants throughout the Northeast. He graduated from Queens College in 1971with a Bachelors degree in Psychology and Education and is currently living in Westchester with his wife and 3 children.

MAUREEN ROGERS, Vice President and Secretary has been in the communications business since January 1997 along with her husband Stephen. In addition to the communications field, Mrs. Rogers is the principal and founder of Just Desserts, a small baking business which she continues to own and operate since 1992. She was born and raised in England and is currently living in Westchester, New York with her husband and 3 children.

EDWIN OSIAS, Director, is a former U.S. Naval Officer who worked from 1981 through 1985 with Chemical Bank as an officer, then from 1985 through 1998 as the National Sales Manager for Tungsram and then from 1989 through 1994 as the Executive Vice President for Sternberger Warehousing Trucking in Long Island City, New York. He is currently the President and owner of Osias Sales Inc. since 1994, a company which designs and produces custom ties and scarves for the museum industry. He currently is married and resides in Long Island, New York.

Indemnification of Officers and Directors

         Article Ninth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted under the General Corporation Law of the State of Delaware ("DGCL").

         SECTION 145 of the DGCL, as amended, applies to the Company and the relevant portion of the DGCL provides as follows:

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                  145.     Indemnification of Officers, Directors, Employees and
                           Agents; Insurance.

                           (a) A corporation may indemnify any person who was or
                  is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                           (b) A corporation may indemnify any person who was or
                  is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
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                           (c) To the extent that a director, officer, employee
                  or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                           (d) Any indemnification under subsections (a) and (b)
                  of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.
                           (e) Expenses (including attorneys' fees) incurred by
                  an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                           (f) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                           (g) A corporation shall have power to purchase and
                  maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.
                                       13

                           (h) For purposes of this section, references to "the
                  corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officer and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                           (i) For purpose of this section, references to "other
                  enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                           (j) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM VI. EXECUTIVE COMPENSATION

         There are no written agreements or oral understandings as relates to executive compensation. To date, there has not been any executive compensation paid or accrued.

ITEM VII.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The New York predecessor to the Company was formed in January 1997 and sold 10 shares to its founder Maureen Rogers for $1,000. In connection with the reincorporation merger into the Company, these shares were changed into 2,500,000 shares par value, $.0001 per share. Maureen Rogers then gifted all but 240,000 of her 2,500,000 shares to 109 persons or entities.

         The Company has a 2 year consulting agreement with Magic Consulting, Inc., a company owned by Barbara Bennett which provides consulting services. This is an oral agreement and no payments have been made to date , however, the Company has accrued a payable of $52,306 for services performed.

ITEM VIII.        DESCRIPTION OF SECURITIES

General

         The authorized capital stock of the Company currently consists of 50,000,000 shares of Common Stock, par value $.0001 per share, of which 2,500,000 were issued and outstanding on the date of this filing, and 1,000,000 shares of preferred stock, par value $.0001 per share, none of which were issued, outstanding or designated as of the date of this filing.

Common Stock

         Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. Holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they chose to do so, and in such event, the holders of the remaining shares will not be able to elect any persons to the Board of Directors. The holders of Common Stock have no preemptive or other subscription or conversion rights with respect to any stock issued by the Company, The Common Stock is not subject to redemption, and the holders thereof are not liable for further calls or assessments. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and to share pro-rata in any distributions to the holders of Common Stock.

Transfer Agent

         American Stock Transfer & Trust Co., Fifty Nine Maiden Lane, New York, NY 10038 is Transfer Agent for the Common Stock.

Reports to Stockholders

         The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

Preferred Stock

         The Preferred Stock is issuable with those rights, preferences, privileges and the number of shares constituting each series to be fixed by our Board of Directors without further action by the holders of common stock or Preferred Stock. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting and conversion rights, which could dilute the voting power of the holders of the Common Stock. The issuance of shares of Preferred Stock by the Board of Directors could be utilized, under certain circumstances, as a method of preventing a takeover of the Company. As of the date hereof, the Board of Directors has not designated any series of Preferred Stock and has no current plans to do so.

Stock Option Plan

         Pursuant to the November 24, 2002 board of directors approval and subsequent stockholder approval, the Company adopted its 2002 Non-Statutory Stock Option Plan (the "Plan") whereby it reserved for issuance up to 1,500,000 shares of its common stock. The Company intends to file a Registration Statement on Form S-8 so as to register those 1,500,000 shares of common stock underlying the aforesaid options.

         Management has issued 1,000,000 of the aforesaid options to certain current members of its management team as well as other persons whom it considers to be important to its current and proposed business activities, as follows with all options exercisable at $.01 per share for a period of ten years from the date of issuance.

                           Name                             No. of Options

                           Stephen D. Rogers                  250,000
                           Maureen Rogers                     500,000
                           Gary B. Wolff                      250,000

         As aforesaid, the board of directors, on November 24, 2002, adopted the Company's 2002 Non-Statutory Stock Option Plan ("Plan") so as to provide a critical long-term incentive for employees, non-employee directors, consultants, attorneys and advisors of the Company and its subsidiaries, if any. The board of directors believes that the Company's policy of granting stock options to such persons will continue to provide it with a critical advantage in attracting and retaining qualified candidates. In addition, the Plan is intended to provide the Company with maximum flexibility to compensate plan participants. It is expected that such flexibility will be an integral part of the Company's policy to encourage employees, non-employee directors, consultants, attorneys and advisors to focus on the long-term growth of stockholder value. The board of directors believes that important advantages to the Company are gained by an option program such as the 2002 Plan which includes incentives for motivating employees of the Company, while at the same time promoting a closer identity of interest between employees, non-employee directors, consultants, attorneys and advisors on the one hand, and the stockholders on the other.

         The principal terms of the Plan are summarized below, however it is not intended to be a complete description thereof and such summary is qualified in its entirety by the actual text of the Plan.

Summary Description of the Company's 2002 Non-Statutory Stock Option Plan

         The purpose of the Non-Statutory Stock Option Plan ("Plan") is to provide directors, officers and employees of, consultants, attorneys and advisors to the Company and its subsidiaries, if any, with additional incentives by increasing their ownership interest in the Company. Directors, officers and other employees of the Company and its subsidiaries are eligible to participate in the Plan. Options in the form of Non-Statutory Stock Options ("NSO") may also be granted to directors who are not employed by the Company and consultants, attorneys and advisors to the Company providing valuable services to the Company and its subsidiaries. In addition, individuals who have agreed to become an employee of, director of or an attorney, consultant or advisor to the Company and/or its subsidiaries are eligible for option grants, conditional in each case on actual employment, directorship or attorney, advisor and/or consultant status. The Plan provides for the issuance of NSO's only, which are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, as amended.

         The board of directors of the Company or a Compensation Committee (once established) will administer the Stock Option Plan with the discretion generally to determine the terms of any option grant, including the number of option shares, exercise price, term, vesting schedule and the post-termination exercise period. Notwithstanding this discretion (i) the term of any option may not exceed 10 years and (ii) an option will terminate as follows: (a) if such termination is on account of termination of employment for any reason other than death, without cause, such options shall terminate one year thereafter; (b) if such termination is on account of death, such options shall terminate 15 months thereafter; and (c) if such termination is for cause (as determined by the board of directors and/or Compensation Committee), such options shall terminate immediately. Unless otherwise determined by the board of directors or Compensation Committee, the exercise price per share of common stock subject to an option shall be equal to no less than 10 % of the fair market value of the common stock on the date such option is granted. No NSO shall be assignable or otherwise transferable except by will or the laws of descent and distribution or except as permitted in accordance with SEC Release No.33-7646 as effective April 7, 1999.

         The Stock Option Plan may be amended, altered, suspended, discontinued or terminated by the board of directors without further stockholder approval, unless such approval is required by law or regulation or under the rules of the stock exchange or automated quotation system on which the common stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the Stock Option Plan or broaden eligibility except that no amendment or alteration to the Plan shall be made without the approval of stockholders which would (a) increase the total number of shares reserved for the purposes of the Plan or decrease the NSO price (except as provided in paragraph 9 of the Plan) or change the classes of persons eligible to participate in the Plan or (b) extend the NSO period or (c) materially increase the benefits accruing to Plan participants or (d) materially modify Plan participation eligibility requirements or (e) extend the expiration date of the Plan. Unless otherwise indicated the Stock Option Plan will remain in effect until terminated by the board of directors.


                                     PART II

ITEM I. MARKET PRICE AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 110 holders of record of the Company's common stock on September 30, 2002, as adjusted for the merger with the New York Corporation in November 2002. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

         The Company plans to request or encourage a broker-dealer to act as a market maker for the Company's securities. There are to date no understandings, agreements or discussions in place with any such broker-dealer. Management believes that establishing a trading market for the common stock would be in the best interest of the Company's stockholders as it might facilitate capital raising activities.

(a)      MARKET PRICE.  The Company's Common Stock is not quoted at the present time.

         Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $1,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share. No assurance is given that the Company's common stock will ever be listed on NASDAQ Small Cap or that any such listing, if achieved, can be maintained. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b)      HOLDERS.  There are 110 holders of the Company's Common Stock.

        Certificates evidencing the Common Stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock.

         The Company has taken the following action to ensure that a public re-distribution of the Shares does not take place:

         i. a "restrictive" legend has been and will be placed on each stock certificate issued to the present shareholders of the Company and their permitted transferees;

         ii. "stop transfer" order instructions have or will be placed with respect to each such certificate;

         iii. all shareholders have or will be placed on notice that their securities will need to be sold in compliance with Rule 144 of the Act, and may not be transferred otherwise;

         iv. disclosure has been set forth throughout this Form 10SB describing the above restrictions.

Redistribution - Rule 144

         Rule 144 of the Securities Act lists criteria under which restricted securities and securities held by affiliates or control persons may be resold without registration. The rule prevents the creation of public markets in securities when the issuers have not made adequate current information available to the public. Preliminary Note to Securities Act Rule 144. The requirements of Rule 144(b) through (i) include provisions that:

         1. current public information be available regarding the issuer of the securities;

         2. at least one year elapse between the time the securities are acquired from an issuer or affiliate and the date the securities are resold under the rule;

         3. the amount of securities able to be sold is limited, depending on whether the sale is by an affiliate or not;

         4. the securities be sold in brokers' transactions or with a market maker;

         5. Commission Form 144 be filed depending on the size of the transaction; and

         6. the person filing the form has a bona fide intention to sell the securities within a reasonable time following the filing of the form.

         For non affiliated seller under Rule 144 there are exceptions to certain of the requirements listed above for shares held for over two years.

(c)      DIVIDENDS.        The Company has not paid any dividends to date, and
has no plans to do so in the immediate future. Earnings, if any, will be retained to fund the capital needs of the Company's planned business expansion.

ITEM II. LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

         No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM III.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM IV. RECENT SALES OF UNREGISTERED SECURITIES

         During January, 1997, the New York corporation which was merged with and into the Company in November 2002, issued 10 shares to its founder, Maureen Rogers at $100 per share for an aggregate consideration of $1,000. The transaction was exempt pursuant to Section 4(2) of the Act as a transaction not involving any public offering. Upon the merger of the New York Corporation with and into the Company, these shares converted into 2,500,000 shares. Ms. Rogers then made gifts of 2,260,000 to the Company's other 109 shareholders.

         See also Part I, Item VIII with respect to the Company's 2002 Stock Option Plan filed as an Exhibit hereto and pursuant to which certain options have been issued.

ITEM V.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article Ninth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted under the General Corporation Law of the State of Delaware ("DGCL").

                  SECTION 145 of the DGCL, as amended, applies to the Company and the relevant portion of the DGCL provides as follows:

                  145. Indemnification of Officers, Directors, Employees and Agents; Insurance.

                           (a) A corporation may indemnify any person who was or
                  is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                           (b) A corporation may indemnify any person who was or
                  is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                           (c) To the extent that a director, officer, employee
                  or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                           (d) Any indemnification under subsections (a) and (b)
                  of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

                           (e) Expenses (including attorneys' fees) incurred by
                  an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                           (f) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                           (g) A corporation shall have power to purchase and
                  maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                           (h) For purposes of this section, references to "the
                  corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officer and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                           (i) For purpose of this section, references to "other
                  enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                           (j) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                        MAGIC COMMUNICATIONS GROUP, INC.

                              FINANCIAL STATEMENTS

                          SEPTEMBER 30, 2002 AND 2001
                                  (UNAUDITED)



                                      INDEX
                                                               Page Number
                                                             --------------
FINANCIAL STATEMENTS:

       Balance Sheet                                             F - 2

       Statements of Operations                                  F - 3

       Statements of Cash Flows                                  F - 4

       Notes to Financial Statements                             F - 5

                        MAGIC COMMUNICATIONS GROUP, INC.

                                  BALANCE SHEET

                               SEPTEMBER 30, 2002
                                   (Unaudited)

                                     ASSETS


CASH                                                    $         11,864

EQUIPMENT, net                                                    81,703

SECURITY DEPOSITS                                                 15,400
                                                          --------------
                                                        $        108,967
                                                          ==============

                      LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
     Accounts payable                                    $         21,585
     Due to related parties                                        63,623
                                                           --------------
          TOTAL CURRENT LIABILITIES                                85,208

STOCKHOLDER'S EQUITY:
     Common stock, no par value; authorized 200 shares;
          issued and outstanding 10 shares                          1,000
     Retained earnings                                             22,759
                                                           --------------
          TOTAL STOCKHOLDER'S EQUITY                               23,759
                                                           --------------
                                                         $        108,967
                                                           ==============


     The accompanying note is an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

                            STATEMENTS OF OPERATIONS


                                         For the Nine Months Ended September 30,
                                        ----------------------------------------
                                              2002                   2001
                                        --------------          ----------------
                                          (Unaudited)               (Unaudited)

SALES                                  $      181,249          $       213,836

COSTS OF SALES                                112,228                  100,922
                                        --------------          ----------------
GROSS PROFIT                                   69,021                  112,914

OPERATING EXPENSES                             64,486                  121,825
                                        --------------          ----------------
NET INCOME (LOSS)                      $        4,535          $        (8,911)
                                        ==============          ================




     The accompanying note is an integral part of the financial statements.

                   MAGIC COMMUNICATIONS GROUP, INC.

                       STATEMENTS OF CASH FLOWS


                                                  For the Nine Months Ended
                                                        September 30,
                                                --------------------------------
                                                    2002               2001
                                                -----------        -------------
                                                (Unaudited)         (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                          $    4,535         $     (8,911)
                                                -----------        -------------
     Adjustments to reconcile net income to net
        cash used in operating activities:
             Depreciation                           12,959               12,639

     Changes in assets and liabilities:
        Other assets                                  -                     157
        Accounts payable                               171               (1,502)
                                                -----------        -------------
             TOTAL ADJUSTMENTS                      13,130               11,294
                                                -----------        -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES           17,665                2,383
                                                -----------        -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                             -                  (9,547)
                                                -----------        -------------
NET CASH USED IN INVESTING ACTIVITIES                 -                  (9,547)
                                                -----------        -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from (payments to)
      related parties                               (5,800)               6,600
                                                -----------        -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES           (5,800)               6,600
                                                -----------        -------------

NET INCREASE (DECREASE) IN CASH                     11,865                 (564)

CASH, BEGINNING OF PERIOD                             -                     564
                                                -----------        -------------
CASH, END OF PERIOD                             $   11,865         $       -
                                                ===========        =============




     The accompanying note is an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC

                         NOTES TO FINANCIAL STATEMENTS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
             -----------------------------------------------------
                                  (Unaudited)


1.       BASIS OF PRESENTATION

                  The accompanying financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. Certain financial information which is normally included in financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes has been condensed or omitted.

                        MAGIC COMMUNICATIONS GROUP, INC.

                              FINANCIAL STATEMENTS



                                      INDEX
                                                               Page Number
                                                             --------------
INDEPENDENT AUDITORS' REPORT                                     F - 1
FINANCIAL STATEMENTS:

       Balance Sheet                                             F - 2

       Statements of Operations                                  F - 3

       Statements of Stockholders' Equity                        F - 4

       Statements of Cash Flows                                  F - 5

       Notes to Financial Statements                         F - 6 to F - 8

                          INDEPENDENT AUDITORS' REPORT

Stockholder
Magic Communications Group, Inc.

         We have audited the accompanying balance sheet of Magic Communications Group, Inc. as of December 31, 2001 and the related statements of operations, stockholder's equity and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, the financial position of Magic Communications Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.






                                                  Certified Public Accountants

New York, New York
June 5, 2002, except for Note 6 as to
which the date is November 24, 2002

                           MAGIC COMMUNICATIONS GROUP, INC.

                                  BALANCE SHEET

                                DECEMBER 31, 2001

                                     ASSETS



EQUIPMENT, net                                           $          73,705

SECURITY DEPOSITS                                                   15,400
                                                          ----------------
                                                         $          89,105
                                                          ================

                      LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES:
     Accounts payable                                    $          21,414
     Due to related parties                                         69,423
                                                          ----------------
        TOTAL CURRENT LIABILITIES                                   90,837

STOCKHOLDER'S DEFICIT:
     Common stock, no par value; authorized 200 shares;
        issued and outstanding 10 shares                             1,000
     Accumulated deficit                                            (2,732)
                                                          ----------------
        TOTAL STOCKHOLDER'S DEFICIT                                 (1,732)
                                                          ----------------
                                                         $          89,105
                                                          ================




    The accompanying notes are an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                             For the Years Ended December 31,
                                               2001                    2000

SALES                                 $      258,080          $        341,652

COSTS OF SALES                               135,293                   178,832
                                     ----------------        ------------------
GROSS PROFIT                                 122,787                   162,820

OPERATING EXPENSES                           166,194                   164,065
                                     -----------------        -----------------
NET LOSS                              $      (43,407)         $         (1,245)
                                     =================        =================






    The accompanying notes are an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

             STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)



                                                            Common Stock                                       Total
                                                  -------------------------------       Retained            Stockholder's
                                                      Shares           Amount        Earnings (Deficit)    Equity (Deficit)
                                                  ---------------   -------------    -------------------   -----------------

 Balance, January 1, 2000                                     10  $        1,000  $              41,917  $           42,917

 Net loss                                                      -               -                 (1,245)             (1,245)
                                                  ---------------   -------------    -------------------   -----------------

 Balance, December 31, 2000                                   10           1,000                 40,672              41,672

 Net loss                                                      -               -                (43,407)            (43,407)
                                                  ---------------   -------------    -------------------   -----------------

 Balance, December 31, 2001                                   10  $        1,000  $              (2,735) $           (1,735)
                                                  ===============   =============    ===================   =================







    The accompanying notes are an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                For the Years Ended December 31,
                                                        2001            2000
                                                   ------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                      $   (43,407)    $     (1,245)
                                                   ------------    -------------
     Adjustments to reconcile net income to net
         cash used in operating activities:
              Depreciation                              33,596           28,075

     Changes in assets and liabilities:
         Accounts payable                              (11,300)           3,616
                                                   ------------    -------------
              TOTAL ADJUSTMENTS                         22,296           31,691
                                                   ------------    -------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES    (21,112)          30,445
                                                   ------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Return of security deposits                        15,563
     Capital expenditures                               (9,615)         (45,601)
                                                   ------------    -------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES      5,948          (45,601)
                                                   ------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from related parties                      14,600            8,900
                                                   ------------    -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES               14,600            8,900
                                                   ------------    -------------
NET DECREASE IN CASH                                      (564)          (6,256)

CASH, BEGINNING OF YEAR                                    564            6,820
                                                   ------------    -------------
CASH, END OF YEAR                                  $       -       $        564
                                                   ============    =============


    The accompanying notes are an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1.       DESCRIPTION OF BUSINESS:
         ------------------------

                  Magic Communications Group, Inc. ("Magic" or the "Company") elected to file as an S Corporation in New York on January 16, 1997. The Company's operations consist primarily of owning and operating pay phones in New York, New Jersey and Pennsylvania.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         -------------------------------------------

         A. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         B. Cash - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

         C. Revenue recognition - Revenue is recognized when money is taken from the phone and deposited in the bank.

         D. Equipment - Equipment is recorded at cost. Expenditures for major additions and betterment's are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of equipment is computed by the straight-line method over the assets estimated useful lives. Upon sale or retirement of plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

         E. Fair value of financial instruments - The carrying amounts reported in the balance sheet for cash, accounts payable, and due to related parties approximate fair value based on the short-term maturity of these instruments.

         F Income taxes - As an "S" corporation, the Company is not required to pay any federal or New York State income taxes. Income taxes are the responsibility of the individual shareholders.

         G. New Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement are not expected to have a material effect on the Company's financial position or operations.

                  In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. Management believes that the implementation of this standard will have no impact on the Company's results of operations and financial position.


3        EQUIPMENT:

         Equipment consists of the following at December 31, 2001:

               Payphones                        $            172,790
                                                    -----------------
               Less: accumulated depreciation                (99,085)
                                                    -----------------
                                                $             73,705
                                                    =================

4.       COMMITMENTS:

         The Company rents office space from a related party on a month - to - month basis at a nominal cost.

5.       DUE TO RELATED PARTIES:

         At December 31, 2001, the Company has a payable to Magic Consulting of $52,306 for consulting services performed. The Company also has payables to various related parties in the amount of $20,117 and a receivable from an officer in the amount $3,000. These transactions are unsecured and non-interest bearing and have no specified payment terms.

6.       SUBSEQUENT EVENTS

         In November 2002 the Company was merged into a Delaware corporation which was created for the purpose of reincorporating the Company. In connection with the reincorporation merger the original shares of the Company were changed into 2,500,000 shares, par value $.0001 per share. All but 240,000 shares were gifted to 109 persons or entities. The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.0001 per share, of which 2,500,000 were issued an outstanding as of the date of this filing, and 1,000,000 shares of preferred stock, par value $.0001 per share, none of which were issued, outstanding or designated as of the date of this filing.

         On November 24, 2002, the board of directors and subsequent shareholders approved the Company's 2002 Non-Statutory Stock Option Plan (the "Plan") whereby it is reserved for issuance up to 1,500,000 shares of its common stock. Management has issued 1,000,000 of the aforesaid options to certain members of its management team as well as other persons whom it considers to be important to its current and proposed business activities. All options are exercisable at $.01 per share for a period of ten years from the date of issuance.

                                    PART III

ITEM I.  INDEX TO EXHIBITS

(b) Exhibits

3(a)     Articles of Incorporation

3(b)     Bylaws

3(c) Agreement and Plan of Merger between the Company and Magic Communications Group, Inc. a New York corporation

4(a)     Specimen Stock Certificate

10(a)    2002 Non-Statutory Stock Option Plan

21       Subsidiaries of the Company - None

ITEM 2. DESCRIPTION OF EXHIBITS

     See Item I above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Magic Communications Group, Inc.


By:  /s/ Stephen Rogers
         ------------------------
         Stephen Rogers, President

Date: November 14, 2002






                                       27